Exhibit 12.1

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,					Nine Months Ended
	2009	2010	2011	2012	2013	2014
			(Dollars in millions)
Ratio of earnings to fixed charges	N/A	8.71	10.74	N/A	1.29	9.77
Ratio of earnings to combined fixed charges and preferred stock dividends	N/A	8.71	10.74	N/A	1.29	9.77
Insufficiency of earnings to cover fixed charges	$4,574	N/A	N/A	$319	N/A	N/A
Insufficiency of earnings to cover combined fixed charges and preferred stock dividends	$4,574	N/A	N/A	$319	N/A	N/A

N/A means not applicable.